Prospectus Supplement No. 8
Filed Pursuant to Rule 424(b)(3)
File No. 333-172630

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

17872 Cartwright Road

Irvine, California 92614

(949) 399-4500

Prospectus Supplement No. 8

(to Final Prospectus dated April 6, 2011)

This Prospectus Supplement No. 8 supplements and amends the final prospectus dated April 6, 2011 relating to the sale from time to time of up to 2,672,040 shares of our common stock by certain selling shareholders.

On June 22, 2011, we filed with the U.S. Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K announcing that we recently received orders in excess of $14.0 million for our F-150 plug-in electric pick-up trucks (“F-150 PHEV”), including an $8.65 million purchase contract from Florida Power & Light that was received on April 19, 2011. A complete copy of the 8-K and press release is attached hereto.

This Prospectus Supplement No. 8 should be read in conjunction with the final prospectus, as previously supplemented, which we refer to as the prospectus, and is qualified by reference to the prospectus except to the extent that the information in this Prospectus Supplement No. 8 supersedes the information contained in the prospectus.

Our shares of common stock are quoted on the NASDAQ Global Market and trade under the ticker symbol “QTWW.” On June 22, 2011, the last reported sale price of our common stock was $3.43 per share.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 9 of the Final Prospectus dated April 6, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 8 is June 23, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): 06/16/2011

QUANTUM FUEL SYSTEMS TECHNOLOGIES

WORLDWIDE, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-49629	33-0933072
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
17872 Cartwright Road, Irvine, CA 92614 (Address of principal executive offices, including zip code)

(949) 399-4500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230 .425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.    Other Events

On June 16, 2011, the Registrant announced that it had recently received orders in excess of $14.0 million for its F-150 plug-in electric pick-up trucks (“F-150 PHEV”). Included in the F-150 PHEV orders is an $8.65 million purchase contract from Florida Power & Light that was received on April 19, 2011. Deliveries to FP&L will occur over a three year period beginning in the fourth quarter of calendar year 2011.

A copy of the press release issued on June 16, 2011 is attached hereto as Exhibit 99.1.

Item 9.01.    Financial Statements and Exhibits

99.1    Press Release dated June 16, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

Date: June 22, 2011	By:	/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer

Exhibit 99.1

QUANTUM TECHNOLOGIES P R E S S R E L E A S E

INVESTOR RELATIONS:

Dale Rasmussen

Phone (206) 315-8242

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, CA 92614

Phone (949) 399-4500

Fax (949) 399-4600

www.qtww.com

Nasdaq: QTWW

Quantum to Exhibit Plug-in Hybrid Electric (PHEV) F150 at Electric Utility Fleet Managers Conference in Williamsburg, VA

Irvine, Calif. June 16, 2011, Quantum Fuel Systems Technologies Worldwide, Inc. (Nasdaq: QTWW) announced today that it will exhibit its F-150 Plug-in Hybrid Electric (PHEV) pickup truck at the Electric Utility Fleet Managers Conference in Williamsburg, Virginia, June 19-22, 2011. The Ford F-150 PHEV is powered by Quantum’s “F-Drive” hybrid drive system which is a derivative of the original Quantum Q-Drive with enhanced technologies and subsystems. Quantum has recently received purchase orders in excess of $14 million from two major fleet customers with strong interest being generated from large corporations, utilities and fleet customers.

The Electric Utility Fleet Managers Conference (EUFMC) is an annual meeting of fleet representatives from utility companies, typically attracting the largest electric utilities in the U.S., Canada and South America as well as major electric cooperatives and contractors.

“We are pleased to showcase the F-150 PHEV at EUFMC, which is one of America’s largest showcases for utility vehicles and work trucks”, said Alan Niedzwiecki, the President and CEO of Quantum. “All fleets are faced with the challenge of reducing operating costs and lowering carbon footprint and emission profile. The F-150 PHEV provides a solution to that challenge.”

Quantum developed the new hybrid drive system “Quantum F-Drive” specifically for the Ford F150 pickup truck application, one of the highest volume selling fleet vehicles in America. Quantum’s research and development group designed the system to meet the demanding truck applications of America’s largest fleet operators and to provide a mission-ready solution to meet President Barack Obama’s goal of converting the Federal government’s vehicle fleet to hybrids, electric vehicles and other alternative-fuel vehicles. PHEVs are eligible for government rebates.

F-150 PHEV Technical Specifications

The F-Drive system provides a unique combination of low operating costs through substantially increased fuel efficiency, reliability, low maintenance cost, emission reduction benefits and extended range capability. Ideal for fleet vehicle driving characteristics, the F-150 PHEV has a 35 mile electric-only range, shifting to hybrid electric mode thereafter for a total range of over 400 miles. The F-Drive, has been integrated in the F150 pickup truck such that there is no impingement into the cab or cargo bed and maintains full ground clearance. The F-150 PHEV fleet vehicles, incorporating Quantum’s F-Drive, will meet Department of Transportation Federal Motor Vehicles Safety Standards, US Environmental Protection Agency, California Air Resources Board emission requirements, and incorporate Dow Kokam Lithium Ion batteries.

About Quantum

Quantum Fuel Systems Technologies Worldwide, Inc., a fully integrated alternative energy company, is a leader in the development and production of advanced propulsion systems, energy storage technologies, and alternative fuel vehicles. Quantum’s wholly owned subsidiary, Schneider Power Inc., and affiliate Asola Advanced and Automotive Solar Systems GmbH complement Quantum’s emerging renewable energy presence through the development and ownership of wind and solar farms, and manufacture of high efficiency solar modules. Quantum’s portfolio of technologies includes electronic controls, hybrid electric drive systems, natural gas and hydrogen storage and metering systems and alternative fuel technologies that enable fuel efficient, low emission hybrid, plug-in hybrid electric, fuel cell, and natural gas vehicles. Quantum’s powertrain engineering, system integration, vehicle manufacturing, and assembly capabilities provide fast-to-market solutions to support the production of hybrid and plug-in hybrid, hydrogen-powered hybrid, fuel cell, natural gas fuel, and specialty vehicles, as well as modular, transportable hydrogen refueling stations. Quantum’s customer base includes automotive OEMs, dealer networks, fleets, aerospace industry, military and other government entities, and other strategic alliance partners.

Forward Looking Statements:

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in this report, other than those that are historical, are forward-looking statements and can generally be identified by words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology. Various risks including final delivery of the vehicles, any futures orders and other factors could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements. The Company undertakes no obligation to update the information in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.

More information can be found about the products and services of Quantum, Schneider Power and Asola at http://www.qtww.com/ or you may contact:

Brion D. Tanous	Dale Rasmussen
Principal, CleanTech IR, Inc.	Quantum Technologies
Email: btanous@cleantech-ir.com	Email: drasmussen@qtww.com
310-541-6824	206-315-8242

©2011 Quantum Fuel Systems Technologies Worldwide, Inc. Advanced Technology Center 17872 Cartwright Road, Irvine, CA 92614 Phone 949-399-4500 Fax 949-399-4600